UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

Francesca’s Holdings Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

351793203
(CUSIP Number)

Richard Murphy c/o Cross River Management LLC 31 Bailey Avenue, Unit D Ridgefield, Connecticut 06877 Telephone Number: 203-438-0023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	351793203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

586,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

586,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	351793203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

586,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

586,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	351793203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

586,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

586,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	351793203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Murphy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

12,164

8.	SHARED VOTING POWER

586,500

9.	SOLE DISPOSITIVE POWER

12,164

10.	SHARED DISPOSITIVE POWER

586,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

598,664

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	351793203

Item 1.	Security and Issuer.

The name of the issuer is Francesca’s Holdings Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 8760 Clay Road, Houston, Texas 77080. This Schedule 13D relates to the Issuer's Common Stock, par value $.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Cross River Capital Management LLC, a Delaware limited liability company (“Cross River Capital”); (ii) Cross River Management LLC, a Delaware limited liability company (“Cross River Management”); (iii) Cross River Partners LP, a Delaware limited partnership (“Cross River Partners”); and (iv) Richard Murphy, a United States citizen (“Mr. Murphy”, and collectively with Cross River Capital, Cross River Management and Cross River Partners, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 31 Bailey Avenue, Unit D, Ridgefield, Connecticut 06877.

(c)	Cross River Capital serves as the general partner of Cross River Partners, a private investment vehicle that is principally engaged in the business of investing in securities. Cross River Management serves as the investment manager of Cross River Partners. Mr. Murphy serves as the managing member of both Cross River Capital and Cross River Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 586,500 Shares beneficially owned by Cross River Capital came from the working capital of Cross River Partners. The net investment costs (including commissions, if any) of the Shares beneficially owned by Cross River Capital is approximately $6,531,887. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 586,500 Shares beneficially owned by Cross River Management came from the working capital of Cross River Partners. The net investment costs (including commissions, if any) of the Shares beneficially owned by Cross River Management is approximately $6,531,887. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 586,500 Shares directly owned by Cross River Partners came from its working capital. The net investment costs (including commissions, if any) of the Shares directly owned by Cross River Partners is approximately $6,531,887. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of 12,164 of the Shares directly owned by Mr. Murphy came from his personal funds. The net investment costs (including commissions, if any) of 12,164 of the Shares directly owned by Mr. Murphy is approximately $397,825. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Issuer’s board of directors (the “Board”), engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, participating on the Board, proposing changes to management, operations, recommending business development transactions including a sale of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Cross River Capital may be deemed to be the beneficial owner of 586,500 Shares, constituting 19.9% of the Shares, based upon 2,950,137 Shares outstanding as of the date hereof. Cross River Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 586,500 Shares. Cross River Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 586,500 Shares.

As of the date hereof, Cross River Management may be deemed to be the beneficial owner of 586,500 Shares, constituting 19.9% of the Shares, based upon 2,950,137 Shares outstanding as of the date hereof. Cross River Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 586,500 Shares. Cross River Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 586,500 Shares.

As of the date hereof, Cross River Partners may be deemed to be the beneficial owner of 586,500 Shares, constituting 19.9% of the Shares, based upon 2,950,137 Shares outstanding as of the date hereof. Cross River Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 586,500 Shares. Cross River Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 586,500 Shares.

As of the date hereof, Mr. Murphy may be deemed to be the beneficial owner of 598,664 Shares, constituting 20.3% of the Shares, based upon 2,950,137 Shares outstanding as of the date hereof. Mr. Murphy has the sole power to vote or direct the vote of 12,164 Shares and the shared power to vote or direct the vote of 586,500 Shares. Mr. Murphy has the sole power to dispose or direct the disposition of 12,164 Shares and the shared power to dispose or direct the disposition of 586,500 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. Each reported transaction was an open-market transaction.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2019
(Date)

Cross River Capital Management LLC*

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Cross River Management LLC*

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Cross River Partners, LP

By: Cross River Capital Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Richard Murphy*

/s/ Richard Murphy

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated July 16, 2019, relating to the Common Stock, par value $.01 per share, of Francesca’s Holdings Corporation shall be filed on behalf of the undersigned.

July 16, 2019
(Date)

Cross River Capital Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member

Cross River Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Cross River Partners LP

By: Cross River Capital Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Richard Murphy

/s/ Richard Murphy

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
5/16/2019	Purchase	700	$0.54
5/16/2019	Purchase	200	$0.55
5/16/2019	Purchase	900	$0.55
5/16/2019	Purchase	800	$0.55
5/16/2019	Purchase	100	$0.55
5/16/2019	Purchase	7,300	$0.55
5/16/2019	Purchase	5,000	$0.55
5/16/2019	Purchase	5,000	$0.55
5/20/2019	Purchase	3,000	$0.56
5/20/2019	Purchase	3,000	$0.56
5/20/2019	Purchase	5,600	$0.56
5/20/2019	Purchase	200	$0.56
5/20/2019	Purchase	4,200	$0.57
5/20/2019	Purchase	2,000	$0.56
5/20/2019	Purchase	100	$0.56
5/20/2019	Purchase	4,900	$0.56
5/20/2019	Purchase	1,700	$0.56
5/20/2019	Purchase	3,300	$0.56
5/20/2019	Purchase	5,000	$0.56
5/20/2019	Purchase	1,600	$0.57
5/20/2019	Purchase	800	$0.57
5/20/2019	Purchase	895	$0.57
5/20/2019	Purchase	1,705	$0.57
5/20/2019	Purchase	5,000	$0.57
5/20/2019	Purchase	2,800	$0.57
5/20/2019	Purchase	990	$0.57
5/20/2019	Purchase	1,210	$0.57
5/20/2019	Purchase	5,000	$0.57
5/20/2019	Purchase	5,000	$0.56

5/20/2019	Purchase	5,000	$0.56
5/20/2019	Purchase	5,000	$0.56
5/20/2019	Purchase	5,000	$0.56
5/20/2019	Purchase	5,000	$0.56
5/21/2019	Purchase	20,000	$0.58
5/21/2019	Purchase	10,000	$0.58
5/21/2019	Purchase	5,000	$0.57
5/21/2019	Purchase	5,000	$0.57
5/21/2019	Purchase	100	$0.57
5/21/2019	Purchase	5,000	$0.57
5/21/2019	Purchase	5,000	$0.56
5/21/2019	Purchase	5,000	$0.56
5/21/2019	Purchase	5,000	$0.56
5/21/2019	Purchase	5,100	$0.56
5/21/2019	Purchase	200	$0.55
5/21/2019	Purchase	700	$0.55
5/21/2019	Purchase	1,782	$0.56
5/21/2019	Purchase	10,318	$0.56
5/22/2019	Purchase	51,000	$0.54
5/22/2019	Purchase	400	$0.53
5/22/2019	Purchase	39,600	$0.54
5/22/2019	Purchase	8,093	$0.53
5/22/2019	Purchase	40,907	$0.54
5/22/2019	Purchase	100	$0.53
5/22/2019	Purchase	4,900	$0.54
5/22/2019	Purchase	100	$0.53
5/22/2019	Purchase	4,900	$0.54
5/22/2019	Purchase	500	$0.53
5/22/2019	Purchase	4,500	$0.54
5/22/2019	Purchase	200	$0.53
5/22/2019	Purchase	4,800	$0.54
5/22/2019	Purchase	400	$0.53
5/22/2019	Purchase	4,600	$0.54

5/22/2019	Purchase	900	$0.53
5/22/2019	Purchase	4,100	$0.54
5/22/2019	Purchase	900	$0.53
5/22/2019	Purchase	4,100	$0.54
5/23/2019	Purchase	10,000	$0.53
5/23/2019	Purchase	20,000	$0.51
5/23/2019	Purchase	21,670	$0.50
5/23/2019	Purchase	14,008	$0.51
5/23/2019	Purchase	4,139	$0.53
5/23/2019	Purchase	1,100	$0.52
5/23/2019	Purchase	9,083	$0.53
5/24/2019	Purchase	14,324	$0.52
5/24/2019	Purchase	5,676	$0.53
5/24/2019	Purchase	5,000	$0.52
5/29/2019	Purchase	8,660	$0.50
5/29/2019	Purchase	100	$0.50
5/29/2019	Purchase	6,240	$0.50
5/29/2019	Purchase	5,000	$0.49
6/3/2019	Purchase	141	$0.47
6/3/2019	Purchase	4,859	$0.48
6/3/2019	Purchase	200	$0.47
6/3/2019	Purchase	6,926	$0.48
6/3/2019	Purchase	2,874	$0.53
6/4/2019	Purchase	6,485	$0.51
6/4/2019	Purchase	500	$0.52
6/4/2019	Purchase	3,015	$0.52
6/5/2019	Purchase	5,000	$0.50
6/6/2019	Purchase	5,000	$0.48
6/6/2019	Purchase	5,000	$0.47
6/6/2019	Purchase	17,400	$0.45
6/6/2019	Purchase	22,510	$0.46
6/6/2019	Purchase	1,990	$0.47
6/6/2019	Purchase	700	$0.46

6/6/2019	Purchase	2,400	$0.47
6/6/2019	Purchase	5,000	$0.48
6/6/2019	Purchase	1,208	$0.47
6/6/2019	Purchase	8,792	$0.48
6/10/2019	Purchase	10,000	$0.50
6/10/2019	Purchase	5,000	$0.49
6/11/2019	Purchase	30,000	$0.48
6/11/2019	Purchase	15,000	$0.49
6/12/2019	Purchase	10,000	$0.49
6/12/2019	Purchase	5,000	$0.50
6/18/2019	Purchase	300	$0.42
6/18/2019	Purchase	900	$0.42
6/18/2019	Purchase	1,500	$0.42
6/18/2019	Purchase	500	$0.42
6/18/2019	Purchase	600	$0.42
6/18/2019	Purchase	800	$0.42
6/18/2019	Purchase	400	$0.42
6/20/2019	Purchase	5,000	$0.39
6/20/2019	Purchase	5,000	$0.39
6/20/2019	Purchase	3,200	$0.39
6/20/2019	Purchase	1,200	$0.39
6/20/2019	Purchase	600	$0.39
6/20/2019	Purchase	1,510	$0.39
6/20/2019	Purchase	8,490	$0.40
6/20/2019	Purchase	192	$0.40
6/20/2019	Purchase	4,808	$0.40
6/20/2019	Purchase	5,000	$0.40
6/20/2019	Purchase	5,000	$0.40
6/20/2019	Purchase	810	$0.40
6/20/2019	Purchase	4,190	$0.40
6/20/2019	Purchase	200	$0.40
6/20/2019	Purchase	14,800	$0.40
6/20/2019	Purchase	30,000	$0.40

6/20/2019	Purchase	200	$0.40
6/20/2019	Purchase	810	$0.40
6/20/2019	Purchase	1,861	$0.40
6/20/2019	Purchase	716	$0.40
6/20/2019	Purchase	2,025	$0.40
6/20/2019	Purchase	1,577	$0.40
6/21/2019	Purchase	10,000	$0.39
6/21/2019	Purchase	10,000	$0.40
6/25/2019	Purchase	5,000	$0.43
6/28/2019	Purchase	5,906	$0.49
6/28/2019	Purchase	4,094	$0.50
6/28/2019	Purchase	700	$0.49
6/28/2019	Purchase	19,300	$0.50
6/28/2019	Purchase	10,000	$0.49
7/1/2019	Purchase	10,000	$0.45
7/1/2019	Purchase	5,000	$0.43
7/1/2019	Purchase	15,000	$0.44
7/1/2019	Purchase	10,000	$0.43
7/1/2019	Purchase	15,000	$0.42
7/1/2019	Purchase	10,000	$0.41
7/2/2019	Purchase	1,000	$4.75
7/2/2019	Purchase	376	$4.74
7/2/2019	Purchase	624	$4.77
7/2/2019	Purchase	1,000	$4.71
7/2/2019	Purchase	1,111	$4.77
7/2/2019	Purchase	889	$4.78
7/2/2019	Purchase	100	$4.77
7/2/2019	Purchase	900	$4.82
7/2/2019	Purchase	200	$4.67
7/2/2019	Purchase	2,800	$4.68
7/2/2019	Purchase	3,000	$4.66
7/2/2019	Purchase	3,000	$4.65
7/2/2019	Purchase	5,000	$4.51

7/2/2019	Purchase	100	$4.61
7/2/2019	Purchase	1,000	$4.66
7/2/2019	Purchase	4,430	$4.63
7/2/2019	Purchase	130	$4.61
7/2/2019	Purchase	570	$4.63
7/2/2019	Purchase	770	$4.61
7/2/2019	Purchase	200	$4.58
7/3/2019	Purchase	3,250	$4.88
7/5/2019	Purchase	2,997	$4.78
7/5/2019	Purchase	3	$4.85
7/5/2019	Purchase	50	$4.84
7/5/2019	Purchase	5	$4.91
7/5/2019	Purchase	401	$4.91
7/5/2019	Purchase	12	$4.95
7/5/2019	Purchase	27	$4.97
7/5/2019	Purchase	505	$4.99
7/5/2019	Purchase	945	$4.98
7/5/2019	Purchase	23	$4.97
7/5/2019	Purchase	150	$4.98
7/8/2019	Purchase	2,000	$4.96
7/8/2019	Purchase	1,000	$4.93
7/8/2019	Purchase	1,000	$4.92
7/8/2019	Purchase	300	$4.90
7/8/2019	Purchase	57	$4.89
7/8/2019	Purchase	643	$4.90
7/8/2019	Purchase	200	$4.88
7/8/2019	Purchase	800	$4.89
7/8/2019	Purchase	1,000	$4.88
7/8/2019	Purchase	1,200	$4.87
7/8/2019	Purchase	100	$4.88
7/8/2019	Purchase	200	$4.89
7/8/2019	Purchase	1,000	$4.84
7/8/2019	Purchase	1,000	$4.93

7/8/2019	Purchase	1,000	$4.89
7/8/2019	Purchase	1,000	$4.80
7/8/2019	Purchase	100	$4.82
7/8/2019	Purchase	900	$4.84
7/8/2019	Purchase	1,000	$4.80
7/9/2019	Purchase	100	$4.65
7/9/2019	Purchase	300	$4.66
7/9/2019	Purchase	842	$4.67
7/9/2019	Purchase	1,412	$4.69
7/9/2019	Purchase	346	$4.75
7/9/2019	Purchase	10	$4.70
7/9/2019	Purchase	100	$4.71
7/9/2019	Purchase	100	$4.73
7/9/2019	Purchase	242	$4.74
7/9/2019	Purchase	810	$4.75
7/9/2019	Purchase	800	$4.74
7/9/2019	Purchase	948	$4.75
7/9/2019	Purchase	1,000	$4.71
7/9/2019	Purchase	534	$4.63
7/9/2019	Purchase	727	$4.64
7/9/2019	Purchase	739	$4.65
7/9/2019	Purchase	800	$4.62
7/9/2019	Purchase	801	$4.63
7/9/2019	Purchase	600	$4.64
7/9/2019	Purchase	200	$4.65
7/9/2019	Purchase	300	$4.66
7/9/2019	Purchase	823	$4.69
7/9/2019	Purchase	466	$4.70
7/9/2019	Purchase	1,000	$4.69
7/9/2019	Purchase	200	$4.67
7/9/2019	Purchase	800	$4.68
7/10/2019	Purchase	236	$4.70
7/10/2019	Purchase	100	$4.69

7/10/2019	Purchase	664	$4.70
7/10/2019	Purchase	1,000	$4.69
7/10/2019	Purchase	598	$4.52
7/10/2019	Purchase	1,579	$4.53
7/10/2019	Purchase	1,068	$4.54
7/10/2019	Purchase	2,000	$4.55
7/10/2019	Purchase	353	$4.54
7/10/2019	Purchase	402	$4.52
7/10/2019	Purchase	142	$4.46
7/10/2019	Purchase	210	$4.48
7/10/2019	Purchase	1,522	$4.49
7/10/2019	Purchase	826	$4.50
7/10/2019	Purchase	400	$4.52
7/10/2019	Purchase	900	$4.54
7/10/2019	Purchase	18	$4.53
7/10/2019	Purchase	948	$4.54
7/10/2019	Purchase	100	$4.59
7/10/2019	Purchase	198	$4.60
7/10/2019	Purchase	736	$4.61
7/10/2019	Purchase	2,116	$4.60
7/10/2019	Purchase	400	$4.61
7/10/2019	Purchase	200	$4.64
7/10/2019	Purchase	550	$4.65
7/10/2019	Purchase	734	$4.66
7/10/2019	Purchase	740	$4.64
7/10/2019	Purchase	100	$4.63
7/10/2019	Purchase	300	$4.65
7/10/2019	Purchase	860	$4.66
7/10/2019	Purchase	2,000	$4.67
7/10/2019	Purchase	217	$4.65
7/10/2019	Purchase	247	$4.66
7/10/2019	Purchase	1,470	$4.67
7/10/2019	Purchase	144	$4.68

7/10/2019	Purchase	496	$4.67
7/11/2019	Purchase	2,900	$4.19
7/11/2019	Purchase	100	$4.18
7/11/2019	Purchase	2,690	$4.20
7/11/2019	Purchase	1,400	$4.21
7/11/2019	Purchase	500	$4.22
7/11/2019	Purchase	805	$4.23
7/11/2019	Purchase	100	$4.24
7/11/2019	Purchase	1,505	$4.25
7/11/2019	Purchase	2,500	$4.24
7/11/2019	Purchase	2,202	$4.25
7/11/2019	Purchase	1,082	$4.26
7/11/2019	Purchase	298	$4.27
7/11/2019	Purchase	1,513	$4.26
7/11/2019	Purchase	1,250	$4.27
7/11/2019	Purchase	383	$4.28
7/11/2019	Purchase	1,200	$4.29
7/11/2019	Purchase	823	$4.30
7/11/2019	Purchase	2,749	$4.31
7/11/2019	Purchase	1,000	$4.32
7/11/2019	Purchase	142	$4.29
7/12/2019	Purchase	300	$4.25
7/12/2019	Purchase	455	$4.27
7/12/2019	Purchase	100	$4.26
7/12/2019	Purchase	145	$4.27
7/12/2019	Purchase	1,000	$4.25
7/12/2019	Purchase	2,000	$4.23
7/12/2019	Purchase	3,000	$4.22
7/12/2019	Purchase	3,000	$4.23
7/12/2019	Purchase	1,500	$4.25
7/12/2019	Purchase	4,500	$4.26
7/12/2019	Purchase	2,025	$4.23
7/12/2019	Purchase	152	$4.22

7/12/2019	Purchase	2,975	$4.23
7/12/2019	Purchase	2,848	$4.22
7/12/2019	Purchase	5,000	$4.19
7/15/2019	Purchase	2,000	$4.16
7/15/2019	Purchase	2,000	$4.14
7/15/2019	Purchase	534	$4.03
7/15/2019	Purchase	900	$4.05
7/15/2019	Purchase	2,423	$4.07
7/15/2019	Purchase	157	$4.05
7/15/2019	Purchase	43	$4.07
7/15/2019	Purchase	1,943	$4.05
7/15/2019	Purchase	100	$4.09
7/15/2019	Purchase	201	$4.11
7/15/2019	Purchase	2,000	$4.16
7/15/2019	Purchase	1,699	$4.15
7/15/2019	Purchase	1,900	$4.06
7/15/2019	Purchase	100	$4.06
7/15/2019	Purchase	2,000	$4.05
7/15/2019	Purchase	600	$4.00
7/15/2019	Purchase	200	$4.02
7/15/2019	Purchase	1,400	$4.03
7/15/2019	Purchase	2,400	$4.06
7/15/2019	Purchase	1,400	$4.03
7/15/2019	Purchase	1,063	$3.99
7/15/2019	Purchase	686	$4.00
7/15/2019	Purchase	1,500	$4.01
7/15/2019	Purchase	25	$4.00
7/15/2019	Purchase	500	$4.01
7/15/2019	Purchase	1,289	$4.00
7/15/2019	Purchase	2,000	$4.01
7/15/2019	Purchase	200	$3.99
7/15/2019	Purchase	1,000	$4.00
7/15/2019	Purchase	437	$4.03

7/15/2019	Purchase	100	$4.04
7/15/2019	Purchase	800	$4.05
7/15/2019	Purchase	663	$4.03
7/15/2019	Purchase	1,800	$3.99
7/15/2019	Purchase	100	$3.96
7/15/2019	Purchase	2,900	$3.97
7/15/2019	Purchase	2,177	$3.92
7/15/2019	Purchase	823	$3.93
7/15/2019	Purchase	795	$3.92
7/15/2019	Purchase	5,205	$3.93
7/15/2019	Purchase	692	$3.94
7/15/2019	Purchase	529	$3.95
7/15/2019	Purchase	1,000	$3.93
7/15/2019	Purchase	343	$3.91
7/15/2019	Purchase	1,270	$3.92
7/15/2019	Purchase	387	$3.94
7/15/2019	Purchase	300	$3.93
7/15/2019	Purchase	1,143	$3.94
7/15/2019	Purchase	1,131	$3.95
7/15/2019	Purchase	140	$3.96
7/15/2019	Purchase	286	$3.97
7/15/2019	Purchase	856	$3.94
7/15/2019	Purchase	144	$3.95
7/16/2019	Purchase	10,000	$3.58